

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2021

Ci Zhang
Chief Executive Officer
Un Monde International Ltd.
5689 Condor Place
Mississauga, ON L5V 2J4, Canada

> **Re: Un Monde International Ltd.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed October 20, 2021**
> **File No. 000-56328**

Dear Dr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G filed October 20, 2021

Introductory Comment, page ii

1. We note your response to comment 1 of our October 4, 2021 comment letter and the added disclosure in Introductory Comment section that your officers and directors reside in Canada. We also note that in Item 4 you disclose that the CEO and President of the Company indicates his address as located in China. Please clarify or disclose this China/Hong Kong connection in Introductory Comment section. Also, in order to fully respond to comment 1 of our October 4, 2021 comment letter, please disclose in Introductory Comment section your officers' and directors' ties to China/Hong Kong, as well as the likely associated risks to the Company from the Chinese government's oversight.

2. We note your response to comment 3 and your revised disclosure. Please revise to clarify the risk that the Chinese government may intervene or influence your operations at any

time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock.

3. We note your response to comment 4. Please revise your disclosure to state, if true, that you have not received the requisite permissions from CAC, CSRC and the MEPRC.

4. We note your response to comment 5 and the revise disclosures. We reissue the comment in its entirety. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

5. Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

6. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Risk Factors, page 4

7. We note your response to comment 6 and your new risk factor "Risks Related to Access to Information and Regulatory Oversight" on page 5. Please revise the risk factor "Risks Related to Access …" to address the Holding Foreign Companies Accountable Act. Also please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely the auditor of a target company because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

8. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

9. We note your response to comment 9 and your additional risk factor disclosure. Please

revise your disclosure to clearly indicate the Chinese government's significant oversight and discretion over the conduct of the business of any China-based company that you may target for a business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also revise your risk factor "Risks Related to the Regulatory Environment" to clearly address the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Finally, revise your last sentence in that risk factor which indicates "such actions could ... hinder *your* ability to offer or continue to offer securities…." (Emphasis added.)

10. We note your response to comment 10 and the addition of the risk factor disclosure under "Limitations on Shareholder Rights and Recourse" on page 6. Please clarify your disclosure that if your potential initial business combination is with a target business in or having substantial operations in China and subject to cybersecurity review, you face uncertainties as to whether such clearance can be timely obtained, or at all, and that you may incur additional time delays to complete any such acquisition. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please expand your disclosure to explain how this oversight could impact the process of searching for a target as well as your business on a post-combination basis. Also revise your last sentence which indicates "such actions could ... hinder *your* ability to offer or continue to offer securities…." (Emphasis added.)

Security Ownership of Certain Beneficial Owners and Management, page 14

11. Advise us who are the shareholders of the Mitex Group Ltd. and tell us if they are associated with the company's officers and/or directors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Ci Zhang
Un Monde International Ltd.
November 23, 2021
Page 4

      You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Shih-Kuei Chen at 202-551-7664 or David Link at 202-551-3356 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction

cc: Rhonda Keaveney